Exhibit 99.2

XELR8 HOLDINGS, INC. REPORTS FIRST QUARTER RESULTS

Revenues More than Doubled on Comparable Quarter-Over-Quarter Basis;

Revenues Increased 21% on a Sequential Quarter-Over-Quarter Basis

Teleconference and Webcast Scheduled for this Afternoon

Denver, CO — (PR NEWSWIRE) — May 10, 2006 — VitaCube Systems Holdings, Inc., d/b/a/ XELR8 Holdings, Inc. (AMEX:PRH), a provider of functional foods, beverages and nutritional supplements, today reported first quarter results for the three months ended March 31, 2006.

Financial and Operational Highlights for the Three-Month Period Ended March 31, 2006:

•                  Revenues more than doubled, rising 127% to $538,960 from $237,056. On a sequential quarter over quarter basis, revenues increased 21% from $444,677 reported for the three months ended December 31, 2005.

•                  Net Losses were $1,549,322, or $0.16 basic and diluted loss per share, an increase from net losses of $773,193, or $0.12 basic and diluted loss per share reported for the same period in 2005.

•                  As of March 31, 2006, XELR8 had cash and short term investments of $1.72 million; $2.05 million in total shareholders’ equity; and $1.86 million in working capital.

“With notable revenue growth achieved in the first quarter, XELR8 remains squarely focused on perpetuating the fundamental progress we’ve put in motion and working towards our ultimately goal of achieving sustained profitability. Although our net losses continue to weigh on us, XELR8’s growth prospects are indeed promising, due largely to the enthusiasm of our growing national direct selling network, now numbering more than 2,400 as of April 30, 2006; increasing popularity of and demand for our nutritious products; the expertise of our employees and management team; and the loyal support of our shareholders. Through successful execution of our business plan, centered on expanding our direct selling network to over 6500 distributors within 12-18 months, we remain confident that XELR8 has the necessary drive, commitment and strategy in place to accomplish our ambitious financial objectives,” noted Earnest Mathis, Chairman and CEO of XELR8 Holdings.

XELR8 will also host a teleconference and webcast this afternoon beginning at 4:15 PM Eastern, and invites all interested parties to join management in a discussion regarding the Company’s financial results, corporate progression and other meaningful developments. The conference call can be accessed via telephone by dialing toll free 1-800-257-2182 or via the Internet at www.xelr8.com. For those unable to participate at that time, a replay of the webcast will be available for 90 days on www.xelr8.com.

About XELR8 Holdings, Inc.

VitaCube Systems Holdings, Inc., d/b/a/ XELR8 Holdings, Inc., is a provider of nutritional foods and beverages designed to help enhance physical health and overall performance. XELR8 has developed a comprehensive line of nutritional supplements and functional foods designed in systems that are easy to take, simple to understand, and conveniently fit within a lifestyle. XELR8’s commitment to quality, science, and research has earned them a loyal following of over 350 world-class athletes and an elite list of endorsers, such as five-time Cy Young Award Winner Randy Johnson; Super Bowl Champions Mike Alstott, Lawyer Milloy and Head Coach Mike Shanahan; professional football superstar Cadillac Williams; Olympians Briana Scurry and Caroline Lalive; Stanley Cup Winner Blake Sloan; and PGA Tour Professional Tom Pernice, Jr. XELR8 products are only available through independent distributors located throughout the nation. For more information about XELR8, please visit www.xelr8.com.

VITACUBE SYSTEMS HOLDINGS, INC., d/b/a XELR8 HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2006	December 31, 2005

ASSETS
Current assets:
Cash	$1,606,627	$2,805,021
Short term investments	110,000	110,000
Accounts receivable, net of allowance for doubtful accounts of $6,500 and $5,500, respectively	7,012	8,758
Inventory, net of allowance for obsolescence of $74,500 and $17,000, respectively	467,776	542,749
Prepaid expenses and other current assets	297,260	279,502
Total current assets	2,488,675	3,746,030

Intangible assets, net	35,385	36,219
Property and equipment, net	158,453	93,423

Total assets	$2,682,513	$3,875,672

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$632,290	$455,996

Total liabilities	632,290	455,996

Commitments and Contingency

SHAREHOLDERS’ EQUITY:
Preferred stock, authorized 5,000,000 shares, $.001 par value, none issued or outstanding	—	—
Common stock, authorized 50,000,000 shares, $.001 par value, 9,663,345 and 9,618,900 issued and outstanding respectively	9,663	9,619
Additional paid in capital	16,170,713	15,990,889
Accumulated (deficit)	(14,130,153)	(12,580,832)

Total shareholders’ equity	2,050,223	3,419,676

Total liabilities and shareholders’ equity	$2,682,513	$3,875,672

VITACUBE SYSTEMS HOLDINGS, INC. d/b/a XELR8 HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

Three Months Ended March 31, 2006 and 2005

	2006	2005

Net sales	$538,960	$237,056
Cost of goods sold	245,379	84,560
Gross profit	293,581	152,496

Operating expenses:
Selling and marketing expenses	1,025,138	426,848
General and administrative expenses	803,813	482,041
Research and development expenses	24,570	8,662
Depreciation and amortization	7,650	6,612
Total operating expenses	1,861,171	924,163

Net (loss) from operations	(1,567,590)	(771,667)
Other income (expense)
Interest income	18,268	115
Interest (expense)	—	(1,641)

Total other income (expense)	18,268	(1,526)

Net (loss)	$(1,549,322)	$(773,193)

Net (loss) per common share
Basic and diluted net (loss) per share	$(0.16)	$(0.12)

Weighted average common shares outstanding, basic and diluted	9,620,898	6,534,043

Company Contacts:	VitaCube d/b/a XELR8 Holdings, Inc.	Elite Financial Communications Group, LLC
	Earnest Mathis, CEO	Dodi Handy, President and CEO
	(303) 316-8577, x228	407-585-1080
	emathis@xelr8.com	prh@efcg.net

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including prospects for XELR8’s distribution network. Actual results may differ from those discussed in such forward-looking statements. These forward looking statements include risks and uncertainties that include the Company’s ability to attract and retain distributors; changes in demand for the Company’s products; changes in the level of operating expenses; changes in general economic conditions that impact consumer behavior and spending; product supply; the availability, amount, and cost of capital for the Company; and the Company’s use of such capital. More information about factors that potentially could affect the Company’s financial results is included in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-KSB for the year ended December 31, 2005 and all subsequent filings. Certain statements in this release regarding the Company’s agreements are in accordance with the guidelines established by the Federal Trade Commission for endorsements in advertising.